UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the Third Quarter of 2023

The preliminary financial performance figures for Woori Financial Group for the nine-month period ended on September 30, 2023, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2023	2Q 2023	% Change Increase (Decrease)	3Q 2022	% Change Increase (Decrease)
Revenue*	Specified Quarter	9,885,945	10,842,271	(8.82)	20,442,012	(51.64)
	Cumulative Basis	33,282,756	23,396,811	—	43,156,957	(22.88)
Operating Income	Specified Quarter	1,223,455	895,438	36.63	1,270,552	(3.71)
	Cumulative Basis	3,370,893	2,147,438	—	3,702,665	(8.96)
Income before	Specified Quarter	1,246,937	878,212	41.99	1,288,208	(3.20)
Income Tax Expense	Cumulative Basis	3,395,470	2,148,533	—	3,756,119	(9.60)
Net Income	Specified Quarter	918,220	667,190	37.62	933,385	(1.62)
	Cumulative Basis	2,532,032	1,613,812	—	2,792,689	(9.33)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	899,409	625,190	43.86	899,811	(0.04)
	Cumulative Basis	2,438,285	1,538,876	—	2,661,745	(8.40)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2023

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the nine-month period ended on September 30, 2023, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2023	2Q 2023	% Change Increase (Decrease)	3Q 2022	% Change Increase (Decrease)
Revenue*	Specified Quarter	8,815,613	9,783,362	(9.89)	19,396,423	(54.55)
	Cumulative Basis	30,066,989	21,251,376	—	40,280,392	(25.36)
Operating Income	Specified Quarter	1,086,742	815,341	33.29	1,107,783	(1.90)
	Cumulative Basis	3,043,487	1,956,745	—	3,092,172	(1.57)
Income before	Specified Quarter	1,112,305	795,478	39.83	1,128,792	(1.46)
Income Tax Expense	Cumulative Basis	3,063,454	1,951,149	—	3,169,012	(3.33)
Net Income	Specified Quarter	820,111	612,768	33.84	823,034	(0.36)
	Cumulative Basis	2,298,012	1,477,901	—	2,381,821	(3.52)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	817,801	610,260	34.01	819,075	(0.16)
	Cumulative Basis	2,289,774	1,471,973	—	2,373,541	(3.53)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 26, 2023	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President